# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GRUPO TELEVISA, S.A.B., CIK 0000912892
CUSIP: 40049J206
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Date of event which requires filing of this statement: 06/03/2026
Amends the filing with accession number 0001999371-25-017906
Filed by CIK 0002096305
Persons authorized to receive notices and communications: Eduardo Tricio Haro, Blvd de la Senda #317 Interior Local 7, Residencial Senderos, Torreon, Mexico (O5), 27018, 52 871 285 0920

## Reporting persons
- Eduardo Tricio Haro (CIK 0002096305): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 32,928,706,980; shared voting power 0; sole dispositive power 32,928,706,980; shared dispositive power 0; aggregate amount beneficially owned 32,928,706,980 (9.4% of the class)
  Comment: The Shares reported herein, which are held in the form of 212,816,900 CPOs and 68,625,040 CPOs underlying the Convertible Debenture (as defined and further described in Item 4 below), consist of (i) 5,320,422,500 A Shares and 1,715,626,000 A Shares underlying the Convertible Debenture representing 5.8% of the outstanding A Shares; (ii) 4,681,971,800 B Shares and 1,509,750,880 B Shares underlying the Convertible Debenture representing 11.0% of the outstanding B Shares; (iii) 7,448,591,500 D Shares and 2,401,876,400 D Shares underlying the Convertible Debenture representing 11.5% of the outstanding D Shares; and (iv) 7,448,591,500 L Shares and 2,401,876,400 L Shares underlying the Convertible Debenture representing 11.5% of the outstanding L Shares, in each instance, assuming the conversion of the Convertible Debenture Reported herein (See Item 5(a)).

## Item 1. Security and Issuer
Title of class of securities: Series A Shares; Series B Shares; Dividend Preferred Shares; Series L Shares
Name of issuer: GRUPO TELEVISA, S.A.B.
Address of issuer's principal executive offices: AV VASCO DE QUIROGA 2000, COLONIA SANTA FE, Mexico (O5), 01210
Comment:
This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D (the "Original Schedule 13D") filed by the Reporting Person with the SEC on November 14, 2025, with respect to the Series A Shares of common stock, no par value (the "A Shares"), the Series B Shares of common stock, no par value (the "B Shares"), the Dividend Preferred Shares, no par value (the "D Shares"), and the limited-voting Series L Shares, no par value ("L Shares" and, together with the A Shares, the B Shares and the D Shares, the "Shares") of Grupo Televisa, S.A.B. (the "Issuer"). This Amendment No. 1 supplements Items 3, 4, 6 and 7 and amends and restates Items 5(a)-(c) as set forth below.

Except as set forth herein, the information in the Original 13D is unchanged and has been omitted from this Amendment No. 1. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Original 13D.

The Shares trade on the Mexican Stock Exchange in the form of certificados de participacion ordinarios ("CPOs"), each of which currently comprises of 25 A Shares, 22 B Shares, 35 D Shares and 35 L Shares, and in the United States, in the form of global depositary shares, each of which represent 5 CPOs.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 3, 2026 (the "Closing Date"), the Reporting Person purchased from the Issuer a zero-coupon mandatory convertible debenture (the "Convertible Debenture") convertible into 68,625,040 CPOs, for an aggregate purchase price of Ps. 674,028,280.38, in order to maintain the proportion of the Issuer's A Shares relative to the other series of shares of the Issuer's capital stock in light of the issuance of Convertible Debentures to other third parties.

The Convertible Debenture does not accrue interest, and will mature and be mandatorily convertible into A Shares on the earlier of (a) June 3, 2027 and (b) the date on which the Issuer defaults on liabilities in excess of $100,000,000, among other events of distress and default, subject to obtaining applicable regulatory authorizations (the "Maturity Date"), unless earlier converted pursuant to the terms of the Convertible Debenture.

The Convertible Debenture is not redeemable.

The Reporting Person also agreed to undertake, for a period of 360 (three hundred sixty) days counted from the Maturity Date, not to, without the prior written consent of the Issuer, directly or indirectly: (i) offer, pledge, sell, contract to sell, offer or sell, enter into any option or contract to sell, grant any option, right or warrant to purchase, lend, dispose of or otherwise transfer the A shares underlying the Convertible Debenture; (ii) enter into any derivative financial transaction, swap, forward contract, hedge or other contract or transaction that transfers, in whole or in part, directly or indirectly, the economic benefit of ownership of the A shares underlying the Convertible Debenture, regardless of whether such transaction is settled by delivery of the A shares underlying the Convertible Debenture, in cash or otherwise; or (iii) publicly announce the intention to carry out any of the transactions referred to in the foregoing subsections.

A copy of the Convertible Debenture certificate is included as Exhibit 99.1 to this Amendment No. 1, and is qualified in its entirety to the full text thereof and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page and the footnote on the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 340,621,798,257 Shares outstanding as of March 31, 2026, consisting of 118,614,113,375 A Shares, 54,882,207,692 B Shares, 83,562,738,595 D Shares and 83,562,738,595 L Shares, in each case as reported in the Issuer's Form 20-F, filed with the Securities and Exchange Commission on April 30, 2026, adjusted to give pro forma effect to the conversion of the 68,625,040 CPOs issuable upon conversion of the Convertible Debenture beneficially owned by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page and the footnote on the cover page to this Schedule 13D for the number of Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: In addition to the transaction described in Item 4 of this Amendment No. 1, on May 4, 2026, the Reporting Person acquired 277,500 CPOs through the vesting of an award issued pursuant to the Issuer's Stock Purchase Plan for Directors. On the same date, the Reporting Person sold 44,500 CPOs to cover costs Ps.1.60 per CPO related to the vesting of such award.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Convertible Debenture Certificate, dated June 3, 2026.

## Signatures
- Eduardo Tricio Haro: /s/ Eduardo Tricio Haro, Eduardo Tricio Haro/Individually (06/05/2026)